UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On April 28, 2023, Oatly Group AB (the “Company”) published on its website at https://investors.oatly.com/corporate-governance/2023agm the nominating and corporate governance committee’s proposal regarding the election of a new director (the “Proposal”) at the annual general meeting to be held on May 25, 2023. A copy of the Proposal is being furnished as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	The nominating and corporate governance committee’s proposal regarding election of a new director, dated April 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: April 28, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer